ORGANIGRAM

ORGANIGRAM CLOSES SALE OF TRAUMA HEALING CENTRES TO HARVEST MEDICINE

Transaction liquidates non-strategic asset to one of Organigram's most trusted clinic partners

MONCTON, October 17, 2018/CNW/ - Today, Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of medical marijuana, is pleased to announce the completed sale of Trauma Healing Centers (THC) to Harvest Medicine Inc. ("HMed" or "Harvest Medicine"), a medical cannabis clinic group located in Edmonton and Calgary, Alberta. Harvest Medicine is a wholly-owned subsidiary of VIVO Cannabis Inc. (TSX-V: VIVO, OTCQB: VVCIF).

"Our top priority as a company is, and will continue to be, our commitment to our patient community. As our industry evolves, we have become increasingly confident in our strategy to focus on producing the highest quality cannabis at Organigram which has us reassessing our investments in clinic operations" stated Greg Engel, CEO at Organigram. "As a function of this focus, we believe the patients and clients of Trauma Healing Centers will benefit from the experience and expertise of our partners at Harvest Medicine".

THC is a multi-disciplinary clinic network that has been providing medical cannabis care and education to thousands of patients in Nova Scotia, New Brunswick and Ontario since 2014. Trauma Healing Centers specializes in medical cannabis assessment and prescribing but also offers patients individualized, multi-disciplinary wellness plans.

Both THC and Harvest Medicine share a deeply ingrained patient-centric approach to care. The transition of THC to Harvest Medicine offers THC the opportunity to continue to flourish under the management of an experienced medical management team, wholly committed to the day-to-day operation of exceptional medical cannabis clinics.

THC currently has locations in Nova Scotia, New Brunswick and Ontario.

"We are pleased to see two excellent organizations join forces to offer Canadian medical cannabis patients access to outstanding care," says Greg Engel, CEO, Organigram. "We are proud of our relationship with THC and look forward to seeing the outstanding team at Harvest take the delivery of care to the next level."

Organigram will continue to focus on supporting patients through the production of high quality medical cannabis. As previously communicated, the company has committed to ensuring availability of medical products for the company's 15,000 medical patients and has also recently announced it will cover the cost of the $1/gram (or 10 per cent of sale price) federal excise tax about to be implemented on all medical cannabis products.

"Medical cannabis customers continue to be extremely important to us," says Engel. "Even as we ramp up to a legal adult use recreational cannabis market, we look forward to continuing to apply our tremendous product development expertise and developing technology to helping ensure patients across the country have access to the strains and quality of product that meet their specific needs."

"The excise tax will cause undue hardship and serve as an unnecessary barrier to access for medical cannabis patients," says Engel. "We believe Canadians who have come to rely on medical cannabis should not be affected by changes brought on by Canada's recreational cannabis program."

The transaction will see HMED acquire 100% of the issued and outstanding shares of THC from Organigram. The total purchase price for the shares will be $1,200,000, to be satisfied by the issuance of common shares in the capital of VIVO at a price per share equal to the ten trading day volume weighted average price immediately prior to the closing of the transaction.

About Trauma Healing Centers

Trauma Healing Centers is a resource center for anyone suffering from post-traumatic stress disorder (PTSD), trauma, chronic pain, cancer treatment or other disabling illness including veterans, RCMP, first responders and civilians. Our team of dedicated professionals will work with patients on an individual basis to provide a wellness plan to enhance their quality of life.

For more information, visit www.traumahc.com

About Harvest Medicine

Harvest Medicine ("HMED", more information at www.hmed.ca) is an education focused, patient-centric, network of specialty medical cannabis clinics where patients receive best in class education, care, advice and follow-up support as they approach cannabinoid-based medicine.

Growing to over 15,000 active patients in under 18 months, HMED is one of Canada's most successful and fastest growing cannabis clinic networks. With the launch of HMED Connect, a free telemedicine app and service, and the acquisition of Trauma Healing Centers, HMED is focused on aggressively expanding its effective and highly scalable model across the country.

About VIVO Cannabis™

VIVO, based in Napanee, Ontario, is recognized for trusted, high-quality products and services. It holds production and sales licences from Health Canada and operates world-class indoor cultivation facilities with proprietary plant-growing technology. VIVO has a collection of premium brands targeting unique customer segments, including Beacon Medical™, FIRESIDE™, Canna Farms™ and Lumina™. In August 2018, VIVO acquired Canna Farms Limited, a premium cannabis company based in Hope, British Columbia. Canna Farms was B.C.'s first Licensed Producer and has several years of craft cultivation experience and expertise, as well as a significant patient base and positive cash flow. The Company is significantly expanding its production capacity and pursuing partnership and product development opportunities domestically, as well as in select international markets, including Germany and Australia. VIVO also operates Harvest Medicine, a patient-centric and highly scalable network of specialty medical cannabis clinics as well as a soon to be released free telemedicine app. VIVO has a healthy balance sheet with approximately $100 million in cash and is well-positioned to accelerate the growth of our business, in Canada and internationally.

About Organigram Holdings Inc.

ORGANIGRAM

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

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For investor relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653